

THIRD QUARTER 2018 EARNINGS CONFERENCE CALL

October 19, 2018

Overview - Third Quarter 2018

- Net revenue increased +3.4%

  - Organic net revenue growth was +5.4%

    - U.S. organic growth was +5.0%

    - International organic growth was +6.0%

- Operating income was $262 million and was $273 million as adjusted to exclude Acxiom transaction costs; adjusted operating margin expanded 50 basis points from a year ago

- Diluted EPS was $0.41 and was $0.48 as adjusted for transaction costs and discrete below-the-line items

- Completed successful capital raise in debt capital markets in September and closed the acquisition of Acxiom on October 1, 2018

"Organic growth" refers exclusively to the organic change of net revenue. See reconciliations of organic net revenue change on pages 16-17 and adjusted non-GAAP diluted EPS on pages 18-20.

IPG

Operating Performance

		Three Months Ended September 30,		
		2018		**2017**
Net Revenue	$	1,895.7	$	1,832.5
Billable Expenses		401.8		375.7
Total Revenue		2,297.5		2,208.2
Salaries and Related Expenses		1,251.4		1,218.8
Office and Other Direct Expenses		317.0		302.9
Billable Expenses		401.8		375.7
Selling, General and Administrative Expenses [1]		21.6		13.6
Depreciation and Amortization		44.0		42.2
Operating Income		261.7		255.0
Interest Expense, net [1]		(22.3)		(16.9)
Other Expense, net [1]		(15.3)		(9.9)
Income Before Income Taxes		224.1		228.2
Provision for Income Taxes		60.7		54.9
Equity in Net Income (Loss) of Unconsolidated Affiliates		0.1		(1.0)
Net Income		163.5		172.3
Net Income Attributable to Noncontrolling Interests		(2.5)		(2.6)
Net Income Available to IPG Common Stockholders	$	161.0	$	169.7
Earnings per Share Available to IPG Common Stockholders - Basic	$	0.42	$	0.44
Earnings per Share Available to IPG Common Stockholders - Diluted	$	0.41	$	0.43
Weighted-Average Number of Common Shares Outstanding - Basic		382.6		389.5
Weighted-Average Number of Common Shares Outstanding - Diluted		388.4		397.2
Dividends Declared per Common Share	$	0.21	$	0.18

[1]   Includes expense related to Acxiom transaction costs of $11.0 in Selling, General and Administrative Expenses, $3.3 in Interest Expense, net and $10.3 in Other Expense, net.



(Amounts in Millions, except per share amounts)

Net Revenue

	Three Months Ended		Nine Months Ended	
	$	% Change	$	% Change
September 30, 2017	**$ 1,832.5**		**$ 5,342.4**	
Total change	63.2	3.4%	275.5	5.2%
Foreign currency	(23.5)	(1.3%)	50.9	1.0%
Net acquisitions/(divestitures)	(12.2)	(0.7%)	(38.8)	(0.7%)
Organic	**98.9**	**5.4%**	**263.4**	**4.9%**
September 30, 2018	**$ 1,895.7**		**$ 5,617.9**	

	Three Months Ended September 30,				Nine Months Ended September 30,			
			Change				Change	
	2018	2017	Organic	Total	2018	2017	Organic	Total
IAN	$ 1,580.5	$ 1,531.4	5.7%	3.2%	$ 4,690.9	$ 4,456.5	5.4%	5.3%
CMG	$ 315.2	$ 301.1	3.9%	4.7%	$ 927.0	$ 885.9	2.7%	4.6%

 See reconciliations of segment organic net revenue change on pages 16-17.

($ in Millions)

Geographic Net Revenue Change

	Three Months Ended September 30, 2018		Nine Months Ended September 30, 2018	
	Organic	**Total**	**Organic**	**Total**
United States	5.0%	4.6%	4.6%	4.0%
International	6.0%	1.6%	5.4%	7.1%
United Kingdom	6.8%	8.8%	9.7%	17.5%
Continental Europe	5.8%	0.9%	6.0%	9.7%
Asia Pacific	7.5%	3.4%	2.6%	3.6%
Latin America	12.4%	(3.3%)	9.1%	(0.7%)
All Other Markets	(1.6%)	(6.1%)	1.3%	1.9%
Worldwide	**5.4%**	**3.4%**	**4.9%**	**5.2%**

"All Other Markets" includes Canada, Africa and the Middle East.

See reconciliation of organic net revenue change on pages 16-17.

IPG

Operating Expenses

	Three Months Ended September 30,		% Increase	Nine Months Ended September 30,		% Increase
	2018	2017		2018	2017	
Salaries & Related	$ 1,251.4	$ 1,218.8	2.7%	$ 3,874.6	$ 3,699.4	4.7%
% of Net Revenue	66.0%	66.5%		69.0%	69.2%	
Office & Other Direct	317.0	302.9	4.7%	974.1	934.0	4.3%
% of Net Revenue	16.7%	16.5%		17.3%	17.5%	
Selling, General & Administrative [1]	21.6	13.6	58.8%	85.5	69.1	23.7%
% of Net Revenue	1.1%	0.7%		1.5%	1.3%	
Depreciation & Amortization	44.0	42.2	4.3%	134.0	124.5	7.6%
% of Net Revenue	2.3%	2.3%		2.4%	2.3%	

[1] Includes expense of $11.0 (0.6%) and $12.4 (0.2%) related to Acxiom transaction costs for the three and nine months ended September 30, 2018, respectively.

($ in Millions)

Adjusted Diluted Earnings Per Share

	Three Months Ended September 30, 2018			
	As Reported	Net Losses on Sales of Businesses	Acxiom Transaction Costs	Adjusted Results
Operating Income [1]	$ 261.7		$ (11.0)	$ 272.7
Operating Margin on Net Revenue %	*13.8%*			*14.4%*
Interest Expense, Net	(22.3)		(3.3)	(19.0)
Other Expense, Net	(15.3)	$ (5.8)	(10.3)	0.8
Total (Expenses) and Other Income	(37.6)	(5.8)	(13.6)	(18.2)
Income Before Income Taxes	224.1	(5.8)	(24.6)	254.5
Provision for Income Taxes	60.7	0.7	6.2	67.6
Equity in Net Income of Unconsolidated Affiliates	0.1			0.1
Net Income Attributable to Noncontrolling Interests	(2.5)			(2.5)
Diluted EPS Components:				
Net Income Available to IPG Common Stockholders	$ 161.0	$ (5.1)	$ (18.4)	$ 184.5
Weighted-Average Number of Common Shares Outstanding	388.4			388.4
Earnings Per Share Available to IPG Common Stockholders:	$ 0.41	$ (0.01)	$ (0.05)	$ 0.48

(1) Acxiom transaction costs of $11.0 recorded in Selling, General and Administrative Expenses.

See full reconciliation of adjusted non-GAAP diluted earnings per share on pages 18-20.



(Amounts in Millions, except per share amounts)

Cash Flow

| | Three Months Ended September 30, | |
	2018	2017
NET INCOME	$ 163.5	$ 172.3
OPERATING ACTIVITIES		
Depreciation & amortization	59.2	57.4
Deferred taxes	8.1	9.3
Net losses on sales of businesses	5.8	8.7
Other non-cash items	5.6	6.8
Change in working capital, net	(29.8)	(234.0)
Change in other non-current assets & liabilities	18.6	(6.4)
Net cash provided by operating activities	**231.0**	**14.1**
INVESTING ACTIVITIES		
Capital expenditures	(44.2)	(39.8)
Acquisitions, net of cash acquired	(3.5)	(10.0)
Other investing activities	(11.3)	5.3
Net cash used in investing activities	**(59.0)**	**(44.5)**
FINANCING ACTIVITIES		
Proceeds from long-term debt	1,994.2	—
Exercise of stock options	2.1	0.3
Net (decrease) increase in short-term borrowings	(673.9)	276.4
Common stock dividends	(80.4)	(69.8)
Acquisition-related payments	(14.4)	(12.8)
Distributions to noncontrolling interests	(2.8)	(6.0)
Repurchases of common stock	(2.6)	(101.0)
Tax payments for employee shares withheld	(0.8)	(0.6)
Repayment of long-term debt	(0.2)	—
Other financing activities	(11.6)	(0.2)
Net cash provided by financing activities	**1,209.6**	**86.3**
Currency effect	(7.8)	(7.8)
Net increase in cash, cash equivalents and restricted cash	**$ 1,373.8**	**$ 48.1**

($ in Millions)

Balance Sheet – Current Portion

	September 30, 2018	December 31, 2017	September 30, 2017
CURRENT ASSETS:			
Cash and cash equivalents	$ 1,860.2	$ 790.9	$ 704.9
Accounts receivable, net	4,009.1	4,585.0	3,696.1
Accounts receivable, billable to clients	1,995.9	1,747.4	1,743.4
Assets held for sale	5.7	5.7	8.3
Other current assets	459.6	346.5	362.5
Total current assets	**$ 8,330.5**	**$ 7,475.5**	**$ 6,515.2**
CURRENT LIABILITIES:			
Accounts payable	$ 5,515.1	$ 6,420.2	$ 5,074.4
Accrued liabilities	571.0	674.7	550.7
Contract liabilities	514.4	484.7	427.4
Short-term borrowings	82.6	84.9	511.8
Current portion of long-term debt [1]	0.1	2.0	301.9
Liabilities held for sale	8.5	8.8	20.8
Total current liabilities	**$ 6,691.7**	**$ 7,675.3**	**$ 6,887.0**

[1] Our 2.25% Senior Notes were repaid on November 15, 2017.

($ in Millions)

IPG

Debt Maturity Schedule

September 30, 2018 plus Term Loan drawn October 1

Total Debt = $3.8 billion



Face Value as of September 30, 2018

■ Other Short-Term Debt ■ New Senior Notes ⊠ Term Loan (pre-payable) ■ Senior Notes

Debt instruments shown at face value on September 30, 2018 except Term Loan

IPG

($ in Millions)

Summary

- Strong Q3 and 9-month organic revenue growth

- Driving growth from key strategic initiatives

  - Quality of our agency offerings, creative talent, media services, embedded and specialty digital, world-class marketing services

  - Effectiveness of open architecture solutions

- Focus on continued expense discipline and additional margin improvement

- Acxiom acquisition adds foundational world-class data asset

- Financial strength continues to be a source of value creation

IPG



Appendix

Operating Performance

	Nine Months Ended September 30,			
		2018		2017
Net Revenue	$	5,617.9	$	5,342.4
Billable Expenses		1,240.5		1,115.4
Total Revenue		6,858.4		6,457.8
Salaries and Related Expenses		3,874.6		3,699.4
Office and Other Direct Expenses		974.1		934.0
Billable Expenses		1,240.5		1,115.4
Selling, General and Administrative Expenses [1]		85.5		69.1
Depreciation and Amortization		134.0		124.5
Operating Income		549.7		515.4
Interest Expense, net [1]		(59.6)		(53.6)
Other Expense, net [1]		(56.0)		(24.5)
Income Before Income Taxes		434.1		437.3
Provision for Income Taxes		137.0		136.2
Equity in Net (Loss) Income of Unconsolidated Affiliates		(1.9)		0.1
Net Income		295.2		301.2
Net (Income) Loss Attributable to Noncontrolling Interests		(2.5)		0.9
Net Income Available to IPG Common Stockholders	$	292.7	$	302.1
Earnings per Share Available to IPG Common Stockholders - Basic	$	0.76	$	0.77
Earnings per Share Available to IPG Common Stockholders - Diluted	$	0.75	$	0.76
Weighted-Average Number of Common Shares Outstanding - Basic		383.2		391.2
Weighted-Average Number of Common Shares Outstanding - Diluted		388.4		398.6
Dividends Declared per Common Share	$	0.63	$	0.54

[1] Includes expense related to Acxiom transaction costs of $12.4 in Selling, General and Administrative Expenses, $3.3 in Interest Expense, net and $10.3 in Other Expense, net.

(Amounts in Millions, except per share amounts)

Cash Flow

	Nine Months Ended September 30,	
	2018	2017
NET INCOME	$ 295.2	$ 301.2
OPERATING ACTIVITIES		
Depreciation & amortization	197.9	188.5
Deferred taxes	(22.9)	18.8
Net losses on sales of businesses	50.0	20.9
Other non-cash items	13.6	25.6
Change in working capital, net	(867.3)	(672.6)
Change in other non-current assets & liabilities	6.8	(21.4)
Net cash used in operating activities	**(326.7)**	**(139.0)**
INVESTING ACTIVITIES		
Capital expenditures	(105.7)	(108.7)
Acquisitions, net of cash acquired	(12.0)	(22.6)
Other investing activities	1.1	(9.2)
Net cash used in investing activities	**(116.6)**	**(140.5)**
FINANCING ACTIVITIES		
Proceeds from long-term debt	1,994.2	—
Exercise of stock options	9.1	12.1
Common stock dividends	(241.6)	(211.2)
Repurchases of common stock	(117.1)	(216.0)
Acquisition-related payments	(30.4)	(49.1)
Tax payments for employee shares withheld	(28.8)	(38.4)
Distributions to noncontrolling interests	(13.4)	(16.9)
Repayment of long-term debt	(4.9)	(23.6)
Net (decrease) increase in short-term borrowings	(4.6)	429.9
Other financing activities	(11.9)	0.1
Net cash provided by (used in) financing activities	**1,550.6**	**(113.1)**
Currency effect	(35.3)	0.4
Net increase (decrease) in cash, cash equivalents and restricted cash	**$ 1,072.0**	**$ (392.2)**

($ in Millions)

Depreciation and Amortization

	2018				
	Q1	Q2	Q3	Q4	YTD 2018
Depreciation and amortization of fixed assets and intangible assets	$ 46.0	$ 44.0	$ 44.0		$ 134.0
Amortization of restricted stock and other non-cash compensation	30.0	16.0	13.7		59.7
Net amortization of bond discounts and deferred financing costs	1.4	1.3	1.5		4.2

	2017				
	Q1	Q2	Q3	Q4	FY 2017
Depreciation and amortization of fixed assets and intangible assets	$ 41.0	$ 41.3	$ 42.2	$ 32.6	$ 157.1
Amortization of restricted stock and other non-cash compensation	29.7	16.3	13.8	22.2	82.0
Net amortization of bond discounts and deferred financing costs	1.4	1.4	1.4	1.6	5.8

($ in Millions)

Reconciliation of Organic Net Revenue

| | Three Months Ended September 30, 2017 | Components of Change | | | Three Months Ended September 30, 2018 | Change | |
		Foreign Currency	Net Acquisitions / (Divestitures)	Organic		Organic	Total
Segment							
IAN	$ 1,531.4	$ (21.9)	$ (16.3)	$ 87.3	$ 1,580.5	5.7%	3.2%
CMG	301.1	(1.6)	4.1	11.6	315.2	3.9%	4.7%
Total	$ 1,832.5	$ (23.5)	$ (12.2)	$ 98.9	$ 1,895.7	5.4%	3.4%
Geographic							
United States	$ 1,109.6	$ 0.0	$ (4.0)	$ 55.3	$ 1,160.9	5.0%	4.6%
International	722.9	(23.5)	(8.2)	43.6	734.8	6.0%	1.6%
United Kingdom	160.0	1.1	2.1	10.8	174.0	6.8%	8.8%
Continental Europe	150.7	(2.8)	(4.7)	8.8	152.0	5.8%	0.9%
Asia Pacific	203.7	(6.7)	(1.6)	15.2	210.6	7.5%	3.4%
Latin America	86.9	(12.1)	(1.6)	10.8	84.0	12.4%	(3.3%)
All Other Markets	121.6	(3.0)	(2.4)	(2.0)	114.2	(1.6%)	(6.1%)
Worldwide	$ 1,832.5	$ (23.5)	$ (12.2)	$ 98.9	$ 1,895.7	5.4%	3.4%

($ in Millions)

Reconciliation of Organic Net Revenue

| | Nine Months Ended September 30, 2017 | Components of Change | | | Nine Months Ended September 30, 2018 | Change | |
		Foreign Currency	Net Acquisitions / (Divestitures)	Organic		Organic	Total
Segment							
IAN	$ 4,456.5	$ 38.4	$ (43.1)	$ 239.1	$ 4,690.9	5.4%	5.3%
CMG	885.9	12.5	4.3	24.3	927.0	2.7%	4.6%
Total	$ 5,342.4	$ 50.9	$ (38.8)	$ 263.4	$ 5,617.9	4.9%	5.2%
Geographic							
United States	$ 3,294.3	$ 0.0	$ (22.4)	$ 152.8	$ 3,424.7	4.6%	4.0%
International	2,048.1	50.9	(16.4)	110.6	2,193.2	5.4%	7.1%
United Kingdom	436.9	27.7	6.4	42.2	513.2	9.7%	17.5%
Continental Europe	446.2	30.4	(14.0)	26.8	489.4	6.0%	9.7%
Asia Pacific	582.7	7.9	(2.1)	15.1	603.6	2.6%	3.6%
Latin America	241.6	(19.7)	(4.0)	22.0	239.9	9.1%	(0.7%)
All Other Markets	340.7	4.6	(2.7)	4.5	347.1	1.3%	1.9%
Worldwide	$ 5,342.4	$ 50.9	$ (38.8)	$ 263.4	$ 5,617.9	4.9%	5.2%

($ in Millions)

Reconciliation of Adjusted Results [1]

	Three Months Ended September 30, 2018			
	As Reported	Net Losses on Sales of Businesses	Acxiom Transaction Costs	Adjusted Results
Operating Income [2]	$ 261.7		$ (11.0)	$ 272.7
Interest Expense, Net	(22.3)		(3.3)	(19.0)
Other Expense, Net	(15.3)	$ (5.8)	(10.3)	0.8
Total (Expenses) and Other Income	(37.6)	(5.8)	(13.6)	(18.2)
Income Before Income Taxes	224.1	(5.8)	(24.6)	254.5
Provision for Income Taxes	60.7	0.7	6.2	67.6
Equity in Net Income of Unconsolidated Affiliates	0.1			0.1
Net Income Attributable to Noncontrolling Interests	(2.5)			(2.5)
Net Income Available to IPG Common Stockholders	$ 161.0	$ (5.1)	$ (18.4)	$ 184.5
Weighted-Average Number of Common Shares Outstanding - Basic	382.6			382.6
Dilutive effect of stock options and restricted shares	5.8			5.8
Weighted-Average Number of Common Shares Outstanding - Diluted	388.4			388.4
Earnings Per Share Available to IPG Common Stockholders:				
Basic	$ 0.42	$ (0.01)	$ (0.05)	$ 0.48
Diluted	$ 0.41	$ (0.01)	$ (0.05)	$ 0.48

(1) The following table reconciles our reported results to our adjusted non-GAAP. Management believes the resulting comparisons provide useful supplemental data that, while not a substtute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

(2) Acxiom transaction costs of $11.0 recorded in Selling, General and Administrative Expenses.



(Amounts in Millions, except per share amounts)

Reconciliation of Adjusted Results [1]

	Nine Months Ended September 30, 2018			
	As Reported	Net Losses on Sales of Businesses	Acxiom Transaction Costs	Adjusted Results
Operating Income [2]	$ 549.7		$ (12.4)	$ 562.1
Interest Expense, Net	(59.6)		(3.3)	(56.3)
Other Expense, Net	(56.0)	$ (50.0)	(10.3)	4.3
Total (Expenses) and Other Income	(115.6)	(50.0)	(13.6)	(52.0)
Income Before Income Taxes	434.1	(50.0)	(26.0)	510.1
Provision for Income Taxes	137.0	1.1	6.5	144.6
Equity in Net Loss of Unconsolidated Affiliates	(1.9)			(1.9)
Net Income Attributable to Noncontrolling Interests	(2.5)			(2.5)
Net Income Available to IPG Common Stockholders	$ 292.7	$ (48.9)	$ (19.5)	$ 361.1
Weighted-Average Number of Common Shares Outstanding - Basic	383.2			383.2
Dilutive effect of stock options and restricted shares	5.2			5.2
Weighted-Average Number of Common Shares Outstanding - Diluted	388.4			388.4
Earnings Per Share Available to IPG Common Stockholders:				
Basic	$ 0.76	$ (0.13)	$ (0.05)	$ 0.94
Diluted	$ 0.75	$ (0.13)	$ (0.05)	$ 0.93

(1) The following table reconciles our reported results to our adjusted non-GAAP. Management believes the resulting comparisons provide useful supplemental data that, while not a substtute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

(2) Acxiom transaction costs of $12.4 recorded in Selling, General and Administrative Expenses.



(Amounts in Millions, except per share amounts)

Reconciliation of Adjusted Results [1]

	Three Months Ended September 30, 2017				Nine Months Ended September 30, 2017			
	As Reported	Net Losses on Sales of Businesses	U.S. Federal Tax Credits	Adjusted Results	As Reported	Net Losses on Sales of Businesses	U.S. Federal Tax Credits	Adjusted Results
Income Before Income Taxes	$ 228.2	$ (8.7)		$ 236.9	$ 437.3	$ (20.9)		$ 458.2
Provision for Income Taxes	54.9	1.7	31.2	87.8	136.2	1.7	31.2	169.1
Equity in Net (Loss) Income of Unconsolidated Affiliates	(1.0)			(1.0)	0.1			0.1
Net (Income) Loss Attributable to Noncontrolling Interests	(2.6)			(2.6)	0.9			0.9
Net Income Available to IPG Common Stockholders	$ 169.7	$ (7.0)	$ 31.2	$ 145.5	$ 302.1	$ (19.2)	$ 31.2	$ 290.1
Weighted-Average Number of Common Shares Outstanding - Basic	389.5			389.5	391.2			391.2
Dilutive effect of stock options and restricted shares	7.7			7.7	7.4			7.4
Weighted-Average Number of Common Shares Outstanding - Diluted	397.2			397.2	398.6			398.6
Earnings per Share Available to IPG Common Stockholders:								
Basic	$ 0.44	$ (0.02)	$ 0.08	$ 0.37	$ 0.77	$ (0.05)	$ 0.08	$ 0.74
Diluted	$ 0.43	$ (0.02)	$ 0.08	$ 0.37	$ 0.76	$ (0.05)	$ 0.08	$ 0.73

(1)   The following table reconciles our reported results to our adjusted non-GAAP results. Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

IPG

(Amounts in Millions, except per share amounts)

Acxiom Consolidated Effect October 1, 2018

Modeling Perspective

Acxiom Marketing Services*
(in millions)
Trailing twelve months ended March 31, 2018

TTM Adjusted Revenue: $657

TTM Adjusted Operating Income: $121
Nearest comparable measure to EBITA

TTM Adjusted OIBDA: $165
Operating Income before D&A

*Non-GAAP measures.
See slide 22 for reconciliations.

- Quarterly seasonality is not significant

- Acxiom growth included in our organic growth beginning Q4-19

- Salaries/Office & Other including D&A approximately 60/40 in total operating expenses

- Annual expense of newly acquired intangibles estimated in range of $70-$75 million, in addition to existing IPG intangibles amortization expense of $21-$22 million

- Will refer to EBITA, EBITA margin and Adjusted EPS as key performance metrics going forward

($ in Millions)

Reconciliation of TTM Adjusted OIBDA

The AMS business is a newly carved out entity within Acxiom that is closely related to Acxiom's Marketing Services and Audience Solutions segments (on a combined basis, the "MS and AS Segments"), which segments were reported separately in Acxiom's financial statements through March 31, 2018. For the fiscal year ended March 31, 2018, the MS and AS Segments had revenue of $706 million, income from operations[1] of $207 million and OIBDA[2] of $227 million.

In separating the AMS business from the business that will be retained by Acxiom, the LiveRamp business, Acxiom made several adjustments to the MS and AS Segments, which in turn have resulted in certain differences between the MS and AS Segments and the AMS business. These adjustments include the following:

- Certain businesses and regional activities have been realigned between the AMS business and the LiveRamp business.
- Certain overhead and other costs have been allocated to the AMS business to reflect the pro forma costs that the AMS business would incur as a standalone business.
- Certain intercompany agreements will be entered into between the LiveRamp business and the AMS business, which will result in both revenue and expenses for the AMS business.
- Certain costs previously identified by Acxiom have been removed.

We anticipate that the net effects of these anticipated adjustments, together with the elimination of certain revenues and expenses previously associated with the AMS business that are not expected to recur, would be (i) an estimated reduction in revenue of approximately $49 million, which we anticipate would result in an estimated adjusted revenue of the AMS business of approximately $657 million, and (ii) an estimated reduction in OIBDA of approximately $62 million, which we anticipate would result in an estimated Adjusted OIBDA[2] of the AMS business of approximately $165 million, in each case, for the fiscal year ended March 31, 2018.

Acxiom Marketing Solutions
(in Millions)
Trailing twelve months ended March 31, 2018

	Audience Solutions as Reported	Marketing Services as Reported	Carveout and Separation Adjustments	Adjusted Results
Revenues	$ 327.0	$ 379.0	$ (49.0)	$ 657.0
Operating Income	124.0	83.0	(86.0)	121.0
Depreciation & Amortization (D&A)	13.0	7.0	24.0	44.0
Total Operating Income Before D&A (OIBDA)	$ 137.0	$ 90.0	$ (62.0)	$ 165.0

[1] Income from operations is a non-GAAP financial measure used by Acxiom to measure the performance of its segments. Given the information provided in the Acxiom Form 10-K for the year ended March 31, 2018, it is not possible for us to reconcile income from operations of the MS and AS Segments combined to their net income.

[2] OIBDA and Adjusted OIBDA are non-GAAP financial measures. We believe that OIBDA and Adjusted OIBDA enhance the understanding of the performance of the MS and AS Segments and the AMS business, respectively, by highlighting the results and the underlying profitability drivers of the business. Neither OIBDA nor Adjusted OIBDA should be viewed as a substitute for the most directly comparable financial measure calculated in accordance with GAAP, net income. However, no separate financial statements have been prepared for either the MS and AS Segments or the newly-formed carve-out operations of the AMS business.

($ in Millions)



Metrics Update

Metrics Update

Category	Metric
SALARIES & RELATED	Trailing Twelve Months
(% of net revenue)	Base, Benefits & Tax
	Incentive Expense
	Severance Expense
	Temporary Help
OFFICE & OTHER DIRECT	Trailing Twelve Months
(% of net revenue)	Occupancy Expense
	All Other Office and Other Direct Expenses
FINANCIAL	Available Liquidity
	$1.5 Billion 5-Year Credit Facility Covenants

Salaries & Related Expenses

% of Net Revenue, Trailing Twelve Months



Salaries & Related Expenses (% of Net Revenue)

Three and Nine Months Ended September 30,

Base, Benefits & Tax

	Three Months	Nine Months
2018	56.8%	58.2%
2017	57.3%	58.8%

Incentive Expense

	Three Months	Nine Months
2018	2.7%	3.4%
2017	2.1%	3.1%

Severance Expense

	Three Months	Nine Months
2018	0.6%	1.0%
2017	0.8%	1.1%

Temporary Help

	Three Months	Nine Months
2018	4.4%	4.4%
2017	3.9%	4.0%

Legend: ■ 2018 ■ 2017

"All Other Salaries & Related," not shown, was 1.5% and 2.4% for the three months ended September 30, 2018 and 2017, respectively, and 2.0% and 2.2% for the nine months ended September 30, 2018 and 2017, respectively.



Office & Other Direct Expenses



% of Net Revenue, Trailing Twelve Months

Office & Other Direct Expenses (% of Net Revenue)

Three and Nine Months Ended September 30,



"All Other" primarily includes production expenses, travel and entertainment, professional fees, spending to support new business activity, telecommunications, office supplies, bad debt expense, adjustments to contingent acquisition obligations, foreign currency losses (gains), long-lived asset impairments and other expenses

Available Liquidity

Cash, Cash Equivalents and Short-Term Marketable Securities + Available Committed Credit Facility



($ in Millions)

$1.5 Billion 5-Year Credit Facility Covenants

Covenants	Last Twelve Months Ended September 30, 2018
I. Interest Coverage Ratio (not less than):	5.00x
Actual Interest Coverage Ratio:	15.59x
II. Leverage Ratio (not greater than):	3.50x
Actual Leverage Ratio:	1.80x

Interest Expense Reconciliation	Last Twelve Months Ended September 30, 2018
Interest Expense:	$96.8
- Interest Income	19.4
- Other	(1.7)
Net Interest Expense[1]:	$79.1

EBITDA Reconciliation	Last Twelve Months Ended September 30, 2018
Operating Income:	$972.7
+ Depreciation and Amortization[1]	260.6
EBITDA[1]:	$1,233.3

(1) Calculated as defined in the Credit Agreement.

IPG

($ in Millions)

Cautionary Statement

This investor presentation contains forward-looking statements. Statements in this investor presentation that are not historical facts, including statements about management's beliefs and expectations, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in our most recent Annual Report on Form 10-K under Item 1A, Risk Factors, and our other filings with the Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

- potential effects of a challenging economy, for example, on the demand for our advertising and marketing services, on our clients' financial condition and on our business or financial condition;
- our ability to attract new clients and retain existing clients;
- our ability to retain and attract key employees;
- risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a weakened economy;
- potential adverse effects if we are required to recognize impairment charges or other adverse accounting-related developments;
- risks associated with the effects of global, national and regional economic and political conditions, including counterparty risks and fluctuations in economic growth rates, interest rates and currency exchange rates;
- developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world; and
- failure to failure to realize the anticipated benefits on the acquisition of the Acxiom business

Investors should carefully consider these factors and the additional risk factors outlined in more detail in our most recent Annual Report on Form 10-K under Item 1A, Risk Factors, and our other SEC filings.

IPG